EXHIBIT 8.1

CLAXSON INTERACTIVE GROUP INC.

List of Significant Subsidiaries

1.	Claxson Chile S.A., incorporated under the laws of the Republic of Chile

2.	Iberoamerican Radio Holdings Uno, S.A., incorporated under the laws of the Republic of Chile

3.	Red de Television Chilevision S.A., incorporated under the laws of the Republic of Chile

4.	CTG Inversora, S.A., incorporated under the laws of the Republic of Argentina

5.	Imagen Satelital, S.A., incorporated under the laws of the Republic of Argentina

6.	Lifford International Co. Ltd., incorporated under the laws of the British Virgin Islands (holding Claxson’s 81% interest in the Playboy TV Latin America joint venture)